sage
GROUP


05008829

20 April 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

Attention : Filings Desk

SUPPL

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of a notice regarding an offer to acquire sage and withdrawal of cautionary announcements.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

PROCESSED
JUN 13 2005
THOMSON
FINANCIAL

D.B. GREEN

Received by: ______________________ Date: ________________

U:\EElsmore\SEC USA.doc


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 08 2005
WASH. DC
209

Sage Centre Tel (011) 3?? ????

sage

G R O U P

20 April 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

Attention : Filings Desk

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of a notice regarding an offer to acquire sage and withdrawal of cautionary announcements.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely



D.B. GREEN

Received by: ____________________ Date: ____________


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH DC
209
SECTION

U:\EElsmore\SEC USA.doc

Sage Centre
10 Fraser Street Johannesburg 2001
Post Office Box 7755
Johannesburg 2000
Tel (011) 377 5000
Fax (011) 834 2107
E-mail info@sage.co.za
Website www.sage.co.za

Momentum Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1904/002186/06)
("Momentum")

Sage Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623
("Sage")

OFFER TO ACQUIRE SAGE AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENTS

1. INTRODUCTION

Further to the cautionary announcements released by Sage since 23 December 2004, Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") is authorised to announce that Momentum has submitted an offer to the board of directors of Sage ("board") to acquire all the issued shares in Sage, other than those held by Sage Life Limited ("Sage Life"), by way of a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), to be proposed by a wholly-owned subsidiary of Momentum, between Sage and its shareholders other than Sage Life ("the scheme" or "the transaction").

Upon implementation of the scheme, the listing of the ordinary shares of Sage on the JSE Securities Exchange South Africa ("JSE") will be terminated.

2. THE CONSIDERATION

The consideration payable in terms of the scheme shall be R634 million, or 175 cents per Sage share comprising of an initial payment of 142 cents per Sage share and a subsequent potential maximum payment of 33 cents per Sage share ("scheme consideration"). As security for certain potential contingent taxation-related liabilities, an amount of R120 million of the cash consideration ("escrow amount") will be held in an escrow account managed by Hofmeyr Herbstein & Gihwala Inc. Of the escrow amount, R85 million will be retained in respect of the uncertainty relating to the tax treatment of distributions from collective investment schemes and R35 million for disputes and uncertainties regarding the tax treatment of foreign exchange gains ("potential tax liabilities"). Momentum will endeavour, together with the major shareholders and management of Sage, to resolve the potential tax liabilities as soon as is practically possible. Once the potential tax liabilities have been resolved, the escrow amount will be reduced in accordance with the resolution reached with the South African Revenue Services and the balance will be distributed to Sage shareholders pro rata to their shareholding.

3. RATIONALE

The insurance industry is currently undergoing consolidation driven by the need for increased geographic coverage and distribution capability, comprehensive product offerings and economies of scale in administration. Sage Life and Momentum serve similar target markets, which provides a strategic opportunity for the combination of the two life insurers and their asset management operations. The combined entity will enjoy an enhanced market position in its target markets and comprehensive geographic coverage of South Africa. The scheme will add to Momentum's distribution capabilities and will enable Momentum to fast track its strategy to grow its agency force.

During the 1990s Sage embarked on an international expansion programme at a total cost of more than R1 billion. Subsequent to the withdrawal from these international operations, Sage was left with substantial debt in the form of Equity Linked Notes ("ELNs"). In 2003 Sage announced a number of key changes including the restructuring of executive management and the completion of a successful capital raising exercise to significantly reduce its debt. In December 2004 and January 2005, Sage settled the residual ELNs amounting to R462 million by way of short-term borrowings. Sage has investigated and pursued a number of alternative methods by which to settle its outstanding debt obligations culminating in the transaction.

The protection of the interests of Sage Life's policyholders and unit trust investors ("Sage clients") is of paramount importance to all stakeholders in the transaction. All contractual obligations towards Sage clients will be honoured during and after the transaction, and Sage clients are advised to exercise caution when dealing with their policies and/or unit trusts.

4. CONDITIONS PRECEDENT

The scheme will be subject to the fulfillment of the following conditions precedent:

- the approval of the transaction by the Registrar of Long-Term Insurance;
- Momentum and Sage entering into an agreement regarding the management and release of the escrow amount;
- Momentum receiving irrevocable undertakings to vote in favour of the scheme from Sage shareholders holding at least 68% of the shares forming the subject matter of the scheme;
- the approval of the transaction, to the extent required, by any other regulatory authorities (including, without limitation, the JSE and the Securities Regulation Panel ("SRP") established in terms of section 440B of the Companies Act);
- the unconditional approval of the transaction by the relevant competition authorities or, if the transaction is approved subject to certain conditions, the written acceptance of such conditions by Momentum and Sage within 10 business days of receipt by them of the conditional approval. The written acceptance by Momentum and Sage shall not be unreasonably withheld or delayed. The parties shall not withhold such acceptances unless the conditions have a direct or indirect material adverse commercial impact on the business of Sage and/or Momentum;
- the approval of the scheme by the requisite majority of scheme members at the relevant scheme meeting;
- sanctioning of the scheme by the High Court of South Africa;
- registration of the court order sanctioning the scheme by the Registrar of Companies; and
- the providers of short term loan facilities to Sage agreeing to the extension of the date for the repayment of the loan facilities to 31 October 2005.

5. CASH CONFIRMATION

RMB has provided the SRP with appropriate confirmation that Momentum has sufficient cash resources available to discharge its obligations in terms of the scheme.

6. PRO FORMA FINANCIAL EFFECTS

The table below sets out the illustrative financial effects of the scheme on Sage shareholders and is based on audited historical information of Sage. The unaudited pro forma financial effects have been prepared for illustrative purposes only. Due to the nature of the unaudited pro forma financial effects, it may not give a fair reflection of Sage shareholders' financial position and results of operations after completion of the transaction.

	Column 1 Before scheme (cents per share)	Column 2 After scheme (cents per share)[5]	Change %
Market value at 19 May 2005[1]	173.0	175.0	1.2
(Loss)/Earnings per share[2]	(13.1)	10.6	n.m.
Headline (loss)/earnings per share[2]	(12.8)	10.6	n.m.
Net asset value ("NAV") per share[3]	21.1	175.0	729.9
Net tangible asset value ("NTAV") per share[3]	6.2	175.0	2730.5
Group embedded value per share[4]	218.0	175.0	(19.7)
Number of shares in issue (excluding treasury shares) (millions)	362.3	362.3	

Notes:

1. Column 1 reflects the closing JSE market value per share on 19 May 2005. Column 2 reflects the scheme consideration before funds retained in escrow.
2. Column 1 reflects the earnings and headline earnings per share for the year ended 31 December 2004. Column 2 represents an after tax cash annual return of 6% on the consideration, before funds retained in escrow, for a period of 12 months.
3. Column 1 reflects the NAV and NTAV per share at 31 December 2004. Column 2 represents the consideration before funds retained in escrow.
4. Column 1 reflects the group embedded value net of future group corporate expenses. Column 2 represents the scheme consideration before funds retained in escrow.
5. No account has been taken of Capital Gains Tax in the calculation of the financial effects of the scheme on scheme participants.

n.m.: not meaningful

7. OPINIONS AND RECOMMENDATIONS

The board has appointed Grant Thornton Corporate Finance as the independent advisor to advise whether the terms and conditions of the scheme are fair and reasonable to Sage shareholders. The substance of this advice and the board recommendation will be made known to shareholders in due course. The independent advisor's final opinion will be provided in the circular to be posted to Sage shareholders.

8. FURTHER ANNOUNCEMENT AND DOCUMENTATION

A further announcement, setting out the salient dates and times of the scheme will be published and a scheme circular will be posted to Sage shareholders in due course.

9. WITHDRAWAL OF CAUTIONARY ANNOUNCEMENTS

Sage shareholders are advised that the cautionary announcements since 23 December 2004 are hereby withdrawn.

20 May 2005

Merchant bank to Momentum


RAND MERCHANT BANK
A division of FirstRand Bank Limited

Financial adviser and transaction sponsor to Sage


JPMorgan

Legal advisers to Momentum


Hofmeyr
Hofmeyr Herbstein & Gihwala Inc.

Attorneys to Sage


WERKSMANS

Independent advisers to the Sage Board


Grant Thornton
Corporate Finance (Pty) Ltd
(Registration number 2000/002849/07)